December 24, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7410

Attention:	Max A. Webb, Assistant Director

Re:	First Xeris Corp. (“the Company”) Amendment No. 4 to Registration Statement on Form S-1 File No. 333-188061 Filed December 24, 2013

Dear Mr. Webb:

In response to your letter of November 27, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1 Amendment filed December 20, 2013, we herewith transmit the Company’s Fourth Amended Registration Statement on Form S-1 in response.  Below are our responses to your comments. For your convenience, we included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Prospectus Summary, page 3

1.

We note your response to our prior comment 4 and reissue in part. Please revise to disclose how long you expect your current cash on hand to last at the current burn rate, and explain why you believe that September represents your most recent practicable date.

Response:

We have revised.

Business Description, page 18

Notes to Financial Statements, Page F-7

Note 2. Going Concern, page F-7

2.

We note your response to our prior comment 18 and reissue in part. Please clarify why you believe your future financing and working capital needs will be met “largely” by the sale of public equity securities, when it appears that an overwhelming proportion of your future financing needs are dependent upon significant financing.

Response:

F-7 has been revised by the Auditor.  Please note it is not possible, at the current time for the Company to quantify the portion of our financing of equity (common stock proceeds) and/or fulfillment through debt financing.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure :

FIRST XERIS CORP.’s Form S-1/A-4 Registration Statement